PRIMERO REPORTS FIRST QUARTER 2014 RESULTS;

SAN DIMAS EXPANSION COMPLETED AND BLACK FOX ADDED TO PORTFOLIO

(Please note that all dollar amounts in this news release are expressed in U.S.dollars .Refer to the first quarter 201 4 management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, May 8, 2014 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operational and financial results for the first quarter ended March 31, 2014. During the first quarter the Company completed the acquisition of Brigus Gold Corp. (“Brigus”), reported strong production of 39,758 gold equivalent ounces1 compared to 27,656 gold equivalent ounces in the same period of 2013 and an adjusted net loss2 of $2.9 million ($0.02 per share).

“Primero continues to focus on delivering on our operating commitments,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “During the first quarter we completed the expansion of the San Dimas mill which has subsequently operated in excess of its new nameplate capacity of 2,500 tonnes per day. We also completed the acquisition of Brigus Gold, adding to our portfolio the producing Black Fox mine and nearby promising exploration properties. We immediately began investing at Black Fox in order to return production to mid-2013 levels and we remain confident in the upside potential of this asset. During the quarter we also announced a significant increase in reserves and resources at San Dimas, an impressive return on our investment in exploration at the property. Goldcorp also successfully sold their remaining stake in Primero, allowing entry for a number of supportive long-term shareholders and significantly improving our trading liquidity.”

First Quarter Highlights:

  Brigus Acquisition Completed: Creating a diversified Americas based mid-tier gold producer with production of between 225,000 to 245,000 gold equivalent ounces in 2014, compared to 143,114 gold equivalent ounces in 2013;

  Production Growth: Production increased to 39,758 gold equivalent ounces (32,278 ounces of gold and 1.5 million ounces of silver), compared to 27,656 gold equivalent ounces in the same period of 2013;

  Earnings and Cash Flow: Adjusted net loss 2 of $2.9 million ($0.02 per share) which includes higher stock-based compensation due to a 71% appreciation in the Company’s share price in Q1 2014 and operating cash flow before working capital changes3 of $6.5 million ($0.05 per share);

  Strong Balance Sheet: Cash position of $86.4 million at March 31, 2014 with total debt including finance leases of $112.7 million;

  San Dimas Phase 1 Expansion Completed: Expansion of the San Dimas mill to 2,500 tonnes per day (“TPD”) was completed;

  Increased Spot Silver Sales: Silver contract annual threshold achieved earlier than 2013, resulting in higher expected silver sales at spot market prices of between 1.0 and 1.5 million ounces in 2014, compared to 1.0 million ounces in 2013;

  Increased Reserves and Resources: San Dimas Gold Mineral Reserves increased by 32% and Gold Mineral Resources increased by 28% as of December 31, 2013;

  Goldcorp Secondary Sale Completed: Goldcorp Inc. (“Goldcorp”) sold their remaining 31.2 million shares in Primero, resulting in significantly increased trading liquidity.

San Dimas Mine and Mill Operating at Expanded Rate; Investment Initiated at Black Fox

San Dimas produced 35,662 gold equivalent ounces3 (28,182 ounces of gold and 1.51 million ounces of silver) during the first quarter of 2014, 29% more than the same period in 2013. The increase in production was due to 8% higher throughput, 198,570 tonnes up from 183,811 tonnes in 2013, a 13% higher gold grade and 7% higher silver grade when comparing the same periods.

San Dimas total cash costs4 on a gold equivalent and by-product basis declined in the first quarter 2014 to $632 and $455 per ounce, respectively, down 12% and 23% from $719 and $589 per ounce, respectively, in the first quarter 2013. Higher operating costs were offset by a 29% increase in gold equivalent ounces produced. All-in sustaining costs5 at San Dimas were $893 per ounce in the first quarter 2014, compared with $914 per ounce in the same period of 2013, as increased sustaining capital expenditures were offset by a 20% increase in gold ounces produced in the first quarter of 2014 compared with the first quarter of 2013.

The San Dimas mine operated in excess of 2,400 TPD during the first quarter of 2014 and a stock-pile of approximately 45,000 tonnes exists outside of the San Dimas mill. The San Dimas mill expansion to 2,500 TPD was completed during the first quarter, with an additional leach tank and a thickener to be commissioned in the second quarter. The mill has subsequently operated in excess of this nameplate capacity for short periods. The San Dimas mine and mill are on track to operate at the expanded capacity of 2,500 TPD during the second quarter of 2014 and recoveries are expected to improve again with the completion of the additional leach tank and thickener.

During the first quarter of 2014 the Company owned the Black Fox mine for 26 days. In this short time period, Black Fox produced 4,096 ounces of gold. Total gold production from the Black Fox mine in Q1 2014 was 13,298 ounces, 49% lower than Q1 2013 due to 19% lower tonnes milled and 38% lower mill head grade. The lower tonnage and grade were mainly as a result of insufficient investment in underground development and exploration by the mine’s former owners after Q2 2013 and this led to a lack of available stopes for mining. In Q1 2014 23% of the total tonnes milled were mined from the higher grade underground mine, 72% from the medium grade from the open-pit mine and the remaining 5% from the lower grade from the open-pit mine, compared with 37%, 63% and 0%, respectively, in Q1 2013. Since acquiring the Black Fox mine, the Company plans a significant increase in the investment in underground development and exploration, which management believes will allow the mine to return to higher production levels within a six month period.

Black Fox total cash costs per gold ounce increased 115% from $656 in Q1 2013 to $1,409 in Q1 2014. This increase is primarily due to the significantly lower gold production in Q1 2014 as well as higher open-pit mining costs (partially due to a higher operating strip ratio in the quarter), and higher electric power/propane/diesel costs. All-in sustaining costs5 at Black Fox were $1,825 per gold ounce in Q1 2014 ($1,480 per ounce for the period owned by the Company), compared with $1,056 per gold ounce in Q1 2013 for the reasons described above for the increase in cash costs, partly offset by lower sustaining capital expenditures in Q1 2014 than Q1 2013.

The Company incurred total cash costs per gold equivalent ounce of $686 in Q1 2014, compared with $719 in Q1 2013. On a by-product basis, total cash costs per gold ounce were $543 in Q1 2014, compared with $589 in Q1 2013. All-in sustaining costs5 per gold ounce increased to $1,381 in Q1 2014 from $1,236 in Q1 2013.

Q1 2014 Earnings and Cash Flow Impacted by Acquisition Expenses

Revenues in the first quarter of 2014 were $48.3 million as a result of selling 30,583 ounces of gold at an average realized price of $1,295 per ounce, and 1.34 million ounces of silver at an average realized price of $6.44 per ounce. Revenue was $46.3 million for the same period in 2013 from selling 24,736 ounces of gold at an average realized price of $1,626 per ounce and 1.48 million ounces of silver at an average realized price of $4.12 per ounce. Gold produced at Black Fox is subject to a gold purchase agreement7 and as a result 315 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $504 per ounce. Silver produced at San Dimas is subject to a silver purchase agreement6 and as a result 1.15 million ounces of silver were sold at a fixed price of $4.16 per ounce in the first quarter of 2014 and all of the silver ounces in the first quarter of 2013 were sold at a fixed price of $4.12 per ounce.

Operating cash flow before working capital changes in the first quarter of 2014 was $6.5 million ($0.05 per share), compared to $19.3 million ($0.20 per share) in 2013. The decrease was mainly due to $3.3 million lower cash earnings from mine operations, $6.7 million of transaction costs related to the Brigus acquisition and $2.0 million higher PSU payouts.

The Company reported a net loss of $9.1 million ($0.07 per share) for the three months ended March 31, 2014 compared with net income of $17.3 million ($0.18 per share) for the three months ended March 31, 2013. The loss was primarily as a result of a $3.5 million loss from operations at the newly acquired Black Fox mine, $6.7 million of transaction costs related to the Brigus acquisition and the recognition of $8.0 million of share-based payment expense due to the 71% increase in the Company’s share price.

The adjusted net loss, which primarily excludes transaction costs and the impact of foreign exchange rate changes on deferred tax balances, was $2.9 million ($0.02 per share) for the first quarter 2014, compared with adjusted net earnings of $9.4 million ($0.10 per share) for the same period in 2013. The first quarter adjusted net loss includes a stock-based compensation expense of $8.1 million ($0.06 per share). The decrease in adjusted net income in Q1 2014 is mainly due to the loss from operations at the Black Fox mine as well as the significant share-based payment expense in the period.

Balance Sheet Remains Strong

The Company’s cash position was $86.4 million at March 31, 2014 down from the December 31, 2013 balance of $110.7 million. The cash balance decreased in Q1 2014 mainly as a result of $20.7 million of cash used for Brigus transaction costs and severance payments as well as Cdn$10 million to capitalize the spin-off exploration company Fortune Bay Corp., of which the Company owns 9.9% .

Capital expenditures during the first quarter 2014 totaled $20.3 million, 132% higher than the $8.7 million spent in the same period in 2013. The spending increase was partly as a result of spending on the Black Fox and Cerro del Gallo properties, neither of which was owned in the same period of 2013, and partly due to increased expenditure at the San Dimas mine as part of the expansion to 2,500 TPD. In 2014, capital expenditures are expected to total approximately $80.0 million excluding capitalized exploration expenses of $35.0 million.

On March 14, 2014, the Company made a change of control offer for Brigus’ outstanding senior secured term notes ($20.9 million at March 31, 2014) at 105% of the principal amount in accordance with their senior secured facility agreement dated October 29, 2012. The note holders accepted the offer and the notes, plus accrued interest, were repaid on April 3, 2014. On April 4, 2014, the Company also made a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The Company’s offer to purchase the debentures remains open until May 12, 2014 and as at the date of this news release no holders had tendered their debentures.

The Company expects to close a $75 million line of credit this month that will enhance the Company’s financial flexibility. With its cash balance, anticipated cash flows and the availability of a line of credit, management believes the Company is well positioned to execute on its strategy.

Outlook for 2014

Primero maintains its production guidance of between 225,000 and 245,000 gold equivalent ounces, an increase of up to 70% over 2013. Cash costs for 2014 are expected to be in the range of $650 to $700 per gold equivalent ounce.

Primero’s 2014 production outlook is summarized in the following table:

Outlook 2014	Black Fox	San Dimas	Total
Attributable gold equivalent production[1]
(gold equivalent ounces)	70,000-80,000	155,000-165,000	225,000-245,000
Gold production
(ounces)	70,000-80,000	115,000-125,000	185,000- 205,000
Silver production[4]
(million ounces)	-	6.25-6.50	6.25-6.50
Total cash costs[2,3]
(per gold equivalent ounce)	$850-$900	$575-$600	$650-$700
All-in Sustaining Costs[2,3]
(per gold ounce)	$1,300- $1,400	$725-$825	$1,100-$1,200

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price5 of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.07 Canadian dollars and 13 Mexican pesos to the US dollar.

San Dimas Reserves and Resources Increase

On March 5, 2014 the Company announced 2013 year-end Mineral Reserves and Mineral Resources for its San Dimas mine. The Company reported that Proven and Probable Gold Mineral Reserves increased 32% over year-end 2012, to 870,000 ounces, at a 23% higher grade. Measured and Indicated Gold Mineral Resources increased 28% over year-end 2012 to 997,000 ounces (inclusive of Mineral Reserves), with additional Inferred Gold Mineral Resources of 998,000 ounces.

The 2013 Black Fox Mineral Reserves and Mineral Resources as published in the Company’s Annual Information Form have not been updated with any drilling information from 2011, 2012 or 2013. They are the Mineral Reserves and Mineral Resources estimated for Black Fox at October 31, 2010, updated to reflect depletion from production from October 31, 2010 to December 31, 2013.

The Company expects to release updated 2013 year-end Mineral Reserves and Mineral Resources for Black Fox including recent drill data by July 2014.

San Dimas Phase II Expansion to 3,000 TPD Decision Mid-2014

After completing its 2013 Mineral Reserve and Mineral Resource estimation earlier this year the Company is updating its internal five year mine plan in order to assess a potential further expansion of San Dimas to 3,000 TPD. The Company expects to be in a position to make a potential construction decision in Q3 2014.

The majority of the San Dimas mill components already have a capacity of 3,000 TPD, including grinding and tailings management. Management expects that the only components required for an expansion to 3,000 TPD are front-end crushing and extra leach capacity.

Assuming a positive construction decision by mid-2014 the San Dimas mine could be operating at 3,000 TPD by the end of 2015, increasing production levels at current grades to approximately 200,000 gold equivalent ounces per year.

Black Fox Represents another Opportunity to Create Value

After acquiring the Black Fox Complex in March 2014 the Company immediately began to invest in underground development, definition and delineation drilling. In 2014 Primero will increase exploration and delineation drilling and exploration drifting at Black Fox in order to open new mining faces and expand underground production. Additional underground equipment will also be acquired to increase productivity. The Company has a target of producing approximately 1,000 TPD from the Black Fox underground by the end of 2014.

Primero is also focused on investing in exploration at Black Fox in order to extend the known mineralization both laterally and at depth. Comparable regional underground mines extend to an average depth of 1.6 kilometres, while the Black Fox deposit is currently only defined to a depth of 500 metres.

The Company’s 2014 $16.8 million exploration program at the Black Fox Complex includes over 132,000 metres of diamond drilling. This is more drilling than the total amount completed over the last few years at the mine, and the most aggressive diamond drilling campaign to ever occur at the Black Fox Complex.

Exploration drifting will include opening the 500 level in the East Zone. This drift is designed so that underground drilling can test for the extension of the mine at depth across the strike length of the property, specifically surrounding the two high-grade drill intercepts reported in late 20138 including 40.7 grams per tonne (‘‘g/t’’) over 26.7 metres and 18.1 g/t over 37.8 metres.

Primero is also assessing the expansion opportunity of the Black Fox open-pit, currently in its third push back. Drilling from surface is planned to test for potential east and west extensions of the current pit. Drilling will be completed in 2014 to determine if a fourth push back of the open-pit is possible or whether the near-surface material will be mined from underground.

Primero raised Cdn$9 million in March 2014 in a flow-through financing, in order to invest in an aggressive exploration program at the Grey Fox, Pike River and Stock Mill properties. The Grey Fox exploration program includes exploration, delineation and some condemnation drilling. The Company aims to increase the total defined Mineral Resources and convert Inferred Mineral Resources to the Measured and Indicated categories at Grey Fox.

Cerro del Gallo Project Update

The Company has progressed the development of the Cerro del Gallo project in Q1, 2014, spending $1.4 million out of the total planned $12.9 million including exploration.

Primero has advanced land acquisition, process water drilling, permitting and engineering efforts (including mine plan optimization, process optimization to improve recovery, optimization of initial and sustaining capital investment and operating costs) in order to advance the project to a construction decision by mid-2014.

The exploration program covering the Cerro del Gallo deposit and regional epithermal mineralized veins that commenced in 2013 continued in Q1 2014. Approximately $2.5 million is budgeted for exploration drilling and surface mapping and sampling at Cerro del Gallo in 2014.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, May 8, 2014 at 9:00 a.m. ET to discuss the first quarter operating and financial results.

Participants may join the call by dialing North America toll free 1 (866) 229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S., and entering the participant passcode 8103 601#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=776622&s=1&k=5F6369F193482EB449D0C807038E3551

A recorded playback of the Q1 2014 results call will be available until August 7, 2014 by dialing 1 (888) 843-7419 or 1 (630) 652-3042 and entering the call back passcode 8103 601#.

This release should be read in conjunction with Primero’s first quarter 2014 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2014 was based on realized prices of $1,300 per ounce of gold and $6.44 per ounce of silver. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(2) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the first quarter 2014 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(3) ‘‘Operating cash flow’’ is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the first quarter 2014 MD&A for a reconciliation of operating cash flows to GAAP.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the first quarter 2014 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s first quarter 2014 financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(6) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(7) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Black Fox Extension.

(8) Refer to the Brigus Gold Corp. news releases ‘‘Brigus Drills 40.71 gpt Gold Over 26.75 Metres at Black Fox & Reports High Grade Drilling Results at Grey Fox’’ dated October 16, 2013 and ‘‘Brigus Drills 18.09 gpt Gold Over 37.80 Metres & Announces Underground Exploration Program at Black Fox’’ dated October 31, 2013, filed on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com. For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘if approved’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘in order to’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘are anticipated’’, ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will require’’, ‘‘will allow’’, ‘‘will enhance’’ or ‘‘will include’’ or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as ‘‘is updating’’ or ‘‘is also assessing’’ or other statements that may be stated in the present tense and are not historical facts or words with future implication such as ‘‘opportunity’’, ‘‘promising’’.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas and Black Fox; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2014, the cash costs and all-in sustaining costs for 2014; the capital expenditures in 2014; the Company’s intentions and expectations respecting the potential expansion of San Dimas production to 3,000 TPD; the underground development in 2014; the amount of ore from the Company’s operations in 2014; three-year plan forecasts; the $75 million line of credit the Company is arranging and its benefits; the plans for Cero del Gallo and the intentions to make a construction decision in respect of the project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the parties to the $75 million line of credit will complete and execute definitive documentation to close such credit facility; the amount of silver that the Company will sell at spot prices in 2014; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the Company will be in a position to make decisions respecting the expansion of San Dimas and the construction of Cerro del Gallo when anticipated and that such decisions will be positive; that there are no material variations in the current tax and regulatory environment ; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be successful in arranging the $75 million line of credit; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels within a six month period; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three Months Ended March 31,
	2014¹	2013
Key Performance Data
Tonnes of ore milled	238,566	183,811
Produced
Gold equivalent (ounces)	39,758	27,656
Gold (ounces)	32,278	24,190
Silver (million ounces)	1.51	1.37
Sold:
Gold equivalent (ounces)	37,249	28,474
Gold (ounces)	30,583	24,736
Silver (million ounces)	1.34	1.48
Average realized prices
Gold ($/ounce)	$1,295	$1,626
Silver ($/ounce) ²	$6.44	$4.12
Average gold London PM fix	$1,293	$1,632
Total cash costs (per gold ounce)
Gold equivalent basis	$686	$719
By-product basis	$543	$589
All-in sustaining costs (per gold ounce)³	$1,381	$1,236

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	48,269	46,321
Earnings from mine operations	8,265	15,706
Net (loss) income	(9,087)	17,325
Adjusted net (loss) income	(2,882)	9,415
Basic (loss) income per share	(0.07)	0.18
Diluted (loss) income per share	(0.07)	0.18
Adjusted net (loss) income per share	(0.02)	0.10
Operating cash flows before working capital changes	6,509	19,309
Assets
Mining interests	1,067,649	497,300
Total assets	1,257,431	692,015
Liabilities
Long-term liabilities	133,904	48,745
Total liabilities	303,157	101,675
Equity	954,274	590,340
Weighted average shares outstanding (basic)(000's)	128,112	97,252
Weighted average shares outstanding (diluted)(000's)	129,342	98,034

(1)	Includes the results for the period for which the Black Fox Complex, acquired on March 5, 2014, was owned by Primero (March 5, 2014 to March 31, 2014).
(2)	Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price.
(3)

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

SUMMARIZED OPERATING DATA

San Dimas

	Three months ended
	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Key Performance Data
Tonnes of ore mined	218,032	205,345	198,222	207,263	181,408
Tonnes of ore milled	198,570	181,626	199,812	201,680	183,811
Average mill head grade (grams/tonne)
Gold	4.76	5.17	5.08	4.25	4.20
Silver	260	292	265	236	242
Average recovery rate (%)
Gold	93%	96%	97%	98%	98%
Silver	91%	94%	95%	96%	96%
Produced
Gold equivalent (ounces)	35,662	34,371	41,998	39,089	27,656
Gold (ounces)	28,182	29,097	31,791	26,904	24,190
Silver (million ounces)	1.51	1.60	1.62	1.46	1.37
Sold
Gold equivalent (ounces)	31,926	37,733	40,210	37,555	28,474
Gold (ounces)	25,260	32,157	30,261	25,692	24,736
Silver at fixed price (million ounces)	1.15	1.69	1.18	0.82	1.48
Silver at spot (million ounces)	0.19	-	0.40	0.60	-
Average realized price (per ounce)
Gold	$1,300	$1,265	$1,338	$1,398	$1,626
Silver	$6.44	$4.16	$8.42	$11.66	$4.12
Total cash operating costs ($000s)	$22,540	$22,676	$21,660	$21,530	$19,873
Total cash costs (per gold ounce)¹
Gold equivalent basis	$632	$660	$516	$551	$719
By-product basis	$455	$550	$252	$167	$589
All-in sustaining costs (per ounce) ²	$893	$1,151	$751	$588	$914

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s first quarter 2014 MD&A for a reconciliation to operating expenses.

(2)

For the purposes of calculating all- in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

Black Fox

	For the period		Three months ended
	March 5, 2014 -
	March 31, 2014	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Key Performance Data
Tonnes of ore mined	63,518	202,964	230,189	227,337	232,441	270,416
Tonnes of ore milled	39,996	149,803	206,914	207,559	154,667	183,819
Average mill head grade (grams/tonne)
Gold	3.36	2.96	3.53	4.34	4.97	4.74
Average recovery rate (%)
Gold	95%	93%	93%	94%	94%	94%
Produced
Gold equivalent (ounces)	4,096	13,298	21,916	27,174	23,304	26,316
Gold (ounces)	4,096	13,298	21,916	27,174	23,304	26,316
Sold
Gold equivalent (ounces)	5,323	15,620	20,582	28,344	22,490	27,819
Gold at spot price (ounces)	5,008	14,176	18,992	25,963	20,745	25,630
Gold at fixed price (ounces)	315	1,444	1,590	2,381	1,745	2,189
Average realized price (per ounce)
Gold	$1,272	$1,242	$1,249	$1,301	$1,352	$1,576
Total cash operating costs ($000s) ¹	$4,726	$18,732	$20,376	$16,714	$19,107	$17,272
Total cash costs (per gold ounce)
Gold equivalent basis ²	$1,154	$1,409	$930	$615	$820	$656
All-in sustaining costs (per ounce) ³	$1,480	$1,825	$1,336	$905	$1,154	$1,056

(1)

The Company reports total cash costs on a production basis, where the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s first quarter 2014 MD&A for a reconciliation to operating expenses.

(3)

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME
THRESS MONTHS ENDED MARCH 31, 2014 AND 2013
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)
		Three months ended March 31,
		2014		2013

	$		$

Revenue		48,269		46,321

Operating expenses		(27,683)		(22,463)
Depreciation and depletion		(12,321)		(8,152)
Total cost of sales		(40,004)		(30,615)

Earnings from mine operations		8,265		15,706
Exploration expenses		(17)		-
General and administrative expenses		(13,335)		(7,796)

(Loss) earnings from operations		(5,087)		7,910
Transaction costs and other expenses		(7,267)		(327)
Foreign exchange loss		(358)		(1,360)
Finance income		118		111
Finance expense		(524)		(509)
Share of equity-accounted investment results		(602)		-

(Loss) earnings before income taxes		(13,720)		5,825

Income tax recovery		4,633		11,500

Net (loss) income for the period		(9,087)		17,325

Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of
foreign operations		204		346
Total comprehensive (loss) income for the period		(8,883)		17,671

Basic (loss) income per share		(0.07)		0.18
Diluted (loss) income per share		(0.07)		0.18

Weighted average number of
common shares outstanding
Basic		128,112,079		97,251,956
Diluted		129,342,456		98,034,449

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)
	March 31,	December 31,
	2014	2013
	$	$

Assets
Current assets
Cash and cash equivalents	86,372	110,711
Trade and other receivables	5,116	4,794
Taxes receivable	14,226	10,224
Prepaid expenses	10,864	7,729
Inventories	22,379	12,171
Total current assets	138,957	145,629

Non-current assets
Restricted cash	18,517	-
Mining interests	1,067,649	636,253
Deferred tax asset	23,526	17,898
Inventories	7,547	-
Equity investment	460	1,042
Available for sale investment	775	-
Total assets	1,257,431	800,822

Liabilities
Current liabilities
Trade and other payables	58,825	33,958
Taxes payable	6,010	6,735
Current portion of long-term debt	104,418	5,000
Total current liabilities	169,253	45,693

Non-current liabilities
Taxes payable	9,569	8,456
Deferred tax liability	78,772	47,660
Decommissioning liability	31,942	8,730
Long-term debt	8,330	22,214
Other long-term liabilities	5,291	6,979
Total liabilities	303,157	139,732

Equity
Share capital	850,751	553,518
Warrant reserve	34,782	34,237
Share-based payment reserve	19,807	15,518
Foreign currency translation reserve	(4,440)	(4,644)
Retained earnings	53,374	62,461
Total equity	954,274	661,090
Total liabilities and equity	1,257,431	800,822

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
THREE MONTHS ENDED March 31, 2014 AND 2013
(In thousands Of United States dollars)
(Unaudited)
	2014	2013

Operating activities
(Loss) earnings before income taxes	(13,720)	5,825
Adjustments for:
Depreciation and depletion	12,321	8,152
Payments relating to decomissioning liability	-	(53)
Share-based payments - Stock Option plan	153	56
Share-based payments - Phantom Share Unit plan	7,989	4,902
Payments made under the Phantom Share Unit Plan	(2,626)	(650)
Unrealized loss on equity accounted investment	602	-
Unrealized loss on available for sale investment	352	-
Loss on disposal of assets	20	65
Loss on write-down of inventory	1,225	-
Unrealized foreign exchange loss	220	927
Taxes paid	(433)	(313)
Other adjustments
Finance income (disclosed in investing activities)	(118)	(111)
Finance expense	524	509
Operating cash flow before working capital changes	6,509	19,309

Changes in non-cash working capital	(13,943)	(1,601)
Cash (used in) provided by operating activities	(7,434)	17,708

Investing activities
Expenditures on mining interests	(20,285)	(8,744)
Acquisition of Brigus Gold Corp (net)	(7,773)	-
Interest received	118	111
Cash used in investing activities	(27,940)	(8,633)

Financing activities
Repayment of debt	(2,611)	(7,786)
Proceeds on exercise of options	7,686	875
Proceeds on issuance of flow-through shares	8,037	-
Interest paid	(1,837)	-
Cash provided by (used in) financing activites	11,275	(6,911)

Effect of foreign exchange rate changes on cash	(240)	(162)

(Decrease) increase in cash	(24,339)	2,002
Cash, beginning of period	110,711	139,244
Cash, end of period	86,372	141,246